Exhibit 5.1

PILLSBURY WINTHROP SHAW PITTMAN LLP
50 Fremont Street
San Francisco, CA 94105

June 17, 2008

Centillium Communications, Inc.
 255 Fourier Avenue
 Fremont, CA 94539

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We are acting as counsel for Centillium Communications, Inc., a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-8 (the "Registration Statement") relating to the registration under the Securities Act of 1933 (the "Act") of 2,903,116 shares of the Company's Common Stock, par value $.001 per share (the "Shares"), issuable pursuant to the Company's 1997 Stock Plan and 2000 Employee Stock Purchase Plan (collectively, the "Plans").

We have reviewed and are familiar with such corporate proceedings and other matters as we have deemed necessary for this opinion. Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and sold in accordance with the applicable Plan or Plans, will be validly issued, fully paid and nonassessable. This opinion is limited to matters governed by the General Corporation Law of the State of Delaware and is subject to the assumption that the consideration paid for the Shares is at least equal to the aggregate par value of the Shares so issued.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ PILLSBURY WINTHROP SHAW PITTMAN LLP